UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  January 17, 2005

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

Company Press Release, dated January 17, 2005

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN ANNOUNCES KOTANEELEE DRILLING UPDATE

CALGARY, Alberta, January 17, 2005 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW.LV) (BOSTON:CSW) (PCX:CSPLF) today reported that the Kotaneelee L-38 development well in the Yukon Territories has been drilled to a depth below the expected target depth and has not encountered the Nahanni Formation.

The operator has recommended, and the Company has agreed, to drill a sidetrack commencing up-hole in the existing wellbore on a revised trajectory in an attempt to penetrate the Nahanni.

The operator has estimated it will take an additional 30 days to drill this revised trajectory for the sidetrack operation.

Total costs expended to date are estimated to be $21.5 million ($6.6 million net to the Company).  The sidetrack operation is expected to add a minimum of $3.5 million ($1.1 million net to the Company) in costs.  Should the Nahanni be penetrated, the company expects additional time and related costs to be incurred to drill the horizontal section.  Including the sidetrack, and if warranted the horizontal section, the operator revised its estimated total Kotaneelee drilling costs to $29.0 million ($8.9 million net to the Company), up by $12.3 million or 74% from the original estimate of $16.7 million ($5.1 million net to the Company).

The operator reported that the expected cost increase is due to certain technical challenges encountered during the drilling of the original trajectory, drilling program modifications, actual costs exceeding estimates and the reported additional drilling time for the sidetrack operation.

The Company reports that it has adequate capital available to participate in this revised drilling plan.

* * * * * *

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company’s limited voting shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” on the Toronto Stock Exchange under the symbol “CSW.LV” and on the Boston Stock Exchange under the symbol “CSW.” The Company has 14,417,770 shares outstanding.

Any statements in this release that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.  Among these risks and uncertainties are uncertainties as to the costs, pricing and production levels from the properties in which the Company has interests, the extent of the recoverable reserves at those properties, and the significant costs associated with the exploration and development of the properties in which the Company has interests, particularly the Kotaneelee field.  The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.  The Company does caution, however, that results in 2004 will be significantly lower than in 2003, which were favorably affected by settlement of the Kotaneelee litigation.

For further information contact: John W.A. McDonald, Chief Executive Officer at (403) 269-7741.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

January 17, 2005

President and Chief Executive Officer